UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, October 23, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

Sub-Management of Issuer Companies

25 de Mayo 175

City of Buenos Aires

Attn.: Management of Issuers

Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Present

Ref.: Relevant Event

To whom it may concern,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in compliance with the provisions of Article 11, Section II, Chapter I, Title II of the Rules of the National Securities Commission (N.T. 2013), to inform you that the Board of Directors of the Company has resolved to modify the purchase price under the share repurchase program of the Company’s own shares, approved and disclosed to the market on September 25 of this year.

Accordingly, please be advised that the new maximum purchase price will be US$ 11 per American Depositary Receipt (“ADR”) on the New York Stock Exchange (“NYSE”) and up to AR$ 1,750 per common share on Bolsas y Mercados Argentinos.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 24, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact